November 22, 2014

H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Brenham Oil & Gas Corp.

      Form 10-K for Fiscal Year Ended December 31, 2014

Mr. Schwall:

I am writing in reply to your comment letter dated September 23, 2014. I am addressing the each comment and include either the amended language, an explanation or both.

Comment 1, Page 3 Replace Existing Cautionary Statement paragraph with the following:

“Cautionary Statement regarding Forward-Looking Statements

This Annual Report on Form 10-K of Brenham Oil & Gas Corp., a Nevada corporation (hereinafter the "Company", the "Registrant", or "Brenham") includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. However based upon the Registrant’s current stock price it is not eligible to rely upon the traditional safe harbors within Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. The Registrant has made certain forward-looking statements in good faith based upon on its current expectations and projections about future events. These forward-looking statements are not guarantees but rather are projections based upon current facts subject to known and unknown risks, uncertainties and assumptions about the Registrant that may cause its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those

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described in this Annual Report on Form 10-K and in the Registrant's other Securities and Exchange Commission filings. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. For a more detailed discussion of the foregoing risks and uncertainties, see "Risk Factors".”

Comment 2, Recent Development, Page 5.

Please find attached hereto Brenham’s internal analysis regarding Gillock Field. Bryant Mook, B. Sc. M. Eng., who was appointed the Company’s President and COO on February 28, 2013 and is a Petroleum Engineer and a Geologist produced the attached volumetric slide referring to it as a “reserve report” or “Risked Gillock Reserves”.

Furthermore, the Recent Development section states “The Company is in the process of obtaining an independent reserve report on its Gillock Field Interest, and plans to seek financing for...” drilling first two wells.

Gillock Fields are segments of a large complexly faulted deep seated salt dome. Brenham purchased 4 square miles of 3D seismic date for the purpose of its drilling program. The Gillock has over twenty pay zones and show a structural layover indicative of a hydrocarbon trap. These anomalies are being evaluated by the Company’s experienced geophysical team.

This comment will not require an amendment to the 10K.

Comment 3, Executive Compensation, page 43.

The $316,000 of non-cash-based compensation in the statement of cash flows represents the grant date fair value of the 3,326,316 shares of the Company’s Common Stock issued to American, which equaled the grant date fair value of the 200,000 shares of American Restricted Common Stock issued on the Company’s behalf to Kemah Development Texas, L.P. (“KDT”) and the Daniel Dror II Trust (“DDIIT”) for the lease of the 394 acres in the Gillock Field. KDT is owned by an entity which is controlled by the brother of Daniel Dror the Company’s

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Chairman, Chief Executive Officer and President. DDIIT is a Trust which Daniel Dror II the son of Daniel Dror the Company’s Chairman, Chief Executive Officer and President.

In 2002 KDT paid $1,175,000 for the original 437 acres and 100% of the mineral rights primarily because the mineral rights were attached to the property. However, since this is a related party transaction, the value of the lease must be recorded at the original cost of the mineral rights to KDT, which cannot be separated from the total consideration paid by KDT. The Company recorded the lease at $0, the original cost of the mineral rights to KDT and recorded stock based compensation of $316,000.

Accordingly we have amended the 10K to include a footnote to the Item 402(n) Compensation Chart which states”

The $316,000 of non-cash-based compensation would make KDT the highest paid executive officer of Brenham requiring its inclusion on this compensation table, however KDT performs no services for Brenham rather it is a related party as set forth below which leases certain mineral rights to Brenham. The $316,000 contained in the statement of cash flows represents the grant date fair value of the 3,326,316 shares of Brenham’s Common Stock which was issued to American, which equaled the grant date fair value of the 200,000 shares of American Restricted Common Stock issued on the Company’s behalf to Kemah Development Texas, L.P. (“KDT”) and the Daniel Dror II Trust (“DDIIT”) for the lease of the 394 acres in the Gillock Field. . KDT is owned by an entity which is controlled by the brother of Daniel Dror Brenham’s Chairman, Chief Executive Officer and President. As this is a related party transaction, the value of the lease must be recorded at the original cost of the mineral rights to KDT, which cannot be separated from the total consideration paid by KDT. Therefore Brenham recorded the lease at $0, the original cost of the mineral rights to KDT and recorded stock based compensation of $316,000.

Comment 4, Certain Relationships, page 45.

In order to include the information required by Item 404(d) of Regulation S-K Brenham will amend its 10K to add a second paragraph to Item 13 on page 45 which states:

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Brenham at December 31, 2013 had accounts payable due to related parties and had received advances from related party namely its parent American which owns 51% Brenham’s issued and outstanding Common Stock. American’s advances are to assist with Brenham's operating expenses. There is an additional payable owed to KDT, which is owned by an entity which is controlled by the brother of Brenham’s Chairman of the Board, Chief Executive Officer and President for the acquisition of mineral rights for the Gillock Field. These advances are non-interest bearing and due on demand.

The Company acknowledges the following:

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That the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

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Staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Daniel Dror

Daniel Dror

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